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Notice of Availability of Proxy Materials for BALLARD POWER SYSTEMS INC. Annual General Meeting

Meeting Date and Location:

When:	June 2, 2021	Where:
	1:00 pm (Pacific Time)	www.virtualshareholdermeeting.com/BLDP2021

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.ballard.com/investors/financial-reports/

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 19, 2021. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For all Securityholders with a 16-digit Control Number

Request materials up to one year from the date the Information Circular was filed on SEDAR by visiting www.proxyvote.com or by calling Toll Free, within North America – 1-877-907-7643 and entering your control number as indicated on your enclosed Voting Instruction Form or Proxy. If you do not have a control number, please call toll free at 1-844-916-0609 or 1-303-562-9305 (outside North America) or toll-free French 1-844-973-0593(outside of North America 1-303-562-9306).

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Election of Directors - Election of Directors

2. Appointment of Auditors - Appointment of Auditors

3. Advisory Vote on Approach to Executive Compensation - Advisory Vote on Approach to Executive Compensation

4. Equity-Based Compensation Plans

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery
●	Only Registered and Beneficial holders who opted to receive one